COST AND EXPENSE SHARING AGREEMENT


     This Agreement is entered into effective August 7, 1997 by and between Benson Mineral Group, Inc. ("BMG") and United States Exploration, Inc. ("Company") for the purpose of allocating costs and expenses which should be allocated between the parties hereto.

     WHEREAS, BMG currently rents office space at 1560 Broadway, Denver, Colorado, for use as its corporate offices and Company may locate some of its personnel at this office space;

     WHEREAS, BMG employs office and field personnel who may perform services for Company or for subsidiaries of Company;

     WHEREAS, BMG and Company will make every effort to specifically identify costs and expenses incurred so that each party will bear its own costs and expenses; and

     WHEREAS, it is recognized that some personnel costs and other costs and expenses may not be capable of specific identification and a method of allocating such personnel costs and other costs and expenses is desirable.

     NOW, THEREFORE, the parties agree to follow the procedure described below for allocating personnel costs and expenses and other costs and expenses which cannot be specifically identified as being incurred by a particular party:

     1. Company will pay BMG monthly for a pro-rata share of the Denver, Colorado corporate office rent. Rents will be allocated based upon square footage used by employees of Company compared to the square footage used by BMG employees excluding, in each case, Bruce D. Benson. The square footage used by Bruce D. Benson will be allocated 50% to Company and 50% to BMG. The portion of the rent allocable to BMG employees, other than Bruce D. Benson, shall then be allocated between the Company and BMG on the same basis as such employees' compensation is allocated under 2. below. The square footage shall include a pro-rata share of common area space within and without the demised premises for which BMG pays monthly rent.

     2. The Company will pay BMG monthly for any BMG employees, including officers other than Bruce D. Benson, who work on Company business. The rate to be paid will be a pro rata share of such employee's compensation, including bonuses, if any, plus directly related personnel costs. Directly related personnel costs shall include, without limitation, federal, state and local payroll taxes, unemployment and workers' compensation insurance and employee benefit plans such as health, life, disability, education and retirement. The time spent on Company business shall be determined from the time sheets of BMG's employees. The allocation of bonuses, if any, shall be based upon the time sheets for the period to which the bonus is related.

     3. Other Denver office costs and expenses which cannot be specifically identified as pertaining to either BMG or Company shall be initially paid 50% by each party and shall be adjusted on a calendar quarter basis based upon the calendar quarter's allocation of rent pursuant to 1. above. Such expenses might

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include,  but are not  limited  to, the  following  categories  of  general  and administrative costs (as used in BMG's accounting system):

          A.       Auto expenses of BMG vehicles based in Denver.

          B.       Computer charges of BMG's software vendor and others.

          C.       Miscellaneous small contributions.

          D.       Dues and Subscriptions.

          E.       Copier expenses.

          F.       Education expenses.

          G.       Miscellaneous entertainment.

          H.       Insurance.

          I.       Legal.

          J.       Miscellaneous.

          K.       Office maintenance, supplies and equipment repairs.

          L.       Postage, fax and deliveries.

          M.       Telephone.

          N.       Travel and lodging.

BMG shall use reasonable efforts to specifically allocate all office costs and expenses incurred on behalf of the Company or BMG.

     4. Although it is not anticipated that any Company employees, office or field, will perform any services for BMG, the provisions for 2. above shall apply for allocation of Company personnel costs to BMG if such costs and expenses occur. Bruce D. Benson will be paid by both Company and BMG, and there will be no allocations of his personnel costs. Although it is not anticipated that there will be Company office costs which cannot be specifically allocated, the provisions of 3. above shall apply if there are any Company office costs which cannot be specifically identified.


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     5. BMG shall bill the Company on a monthly basis for the Company's share of costs and expenses hereunder. Each bill shall reflect in reasonable detail the computation of the amount due. BMG shall provide the Company such additional information regarding that computation as the Company shall reasonably request. The Company shall pay each bill within 10 days of receipt.

     6. Except as otherwise provided herein, each party shall pay its own costs and expenses.

     7. The parties shall meet annually within 90 days after the end of each calendar year to review the operation of the allocation formulas set forth herein and the overall fairness of the resulting allocations of costs and expenses. The Company shall be represented in those discussions by two or more members of the Company's Board of Directors who are not officers or employees of the Company or BMG. In the course of those discussions, the parties shall consider in good faith whether adjustments to the provisions of this Agreement are appropriate.

     8. This Agreement shall remain in effect until the termination of the Executive Employment Agreement of even date herewith between Bruce D. Benson and the Company. The obligations of the parties to pay amounts due hereunder in respect of periods prior to such termination shall survive such termination. This Agreement is not intended to obligate BMG to provide facilities, personnel, equipment or services to the Company, but only to govern the sharing of costs and expenses if and to the extent that BMG does so.

     9. This Agreement may be modified only by a written amendment signed by both parties. This Agreement shall be governed by Colorado law. If any amount due hereunder is not paid when due, it shall bear interest at BMG's then current cost of borrowing plus 1% per annum.

BENSON MINERAL GROUP, INC.                 UNITED STATES EXPLORATION, INC.


 By:  /s/ Bruce D. Benson                   By:  /s/ Demetrie D. Carone
    -----------------------------              ---------------------------------

Its:  President                            Its:  President
    -----------------------------              ---------------------------------



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